SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 11/11 - 07/20/2011

Copel’s captive market grows 4.0% in the first half of 2011

The following analysis refers to Copel’s grid market performance in the first six months of 2011 compared to the same period of 2010.

Captive Market – Copel Distribuição

The captive market consumed 11,086 GWh, growing by 4.0% in the first half of 2011.

The industrial segment consumed 3,558 GWh in the first six months of the year, growing by 1.7%. This result reflected the higher industrial production in the State of Paraná, especially in the automotive, food, heavy and electric machinery, and the growth of 8.6% in industrial customers. At the end of June, this segment represented 32.1% of Copel’s captive market consumption, with the Company supplying power to 73,573 captive industrial customers.

The residential segment consumed 3,103 GWh, a growth of 4.7%, basically due to the 4.0% growth in the number of customers. At the end of June 2011, this segment represented 28.0% of Copel’s captive market consumption, with the Company supplying power to 3,008,656 residential customers.

The commercial segment consumed 2,408 GWh, a growth of 6.8%, impacted by the strong job market and the expansion in credit in previous quarters. At the end of the period, this segment represented 21.7% of Copel’s captive market consumption, with the Company supplying power to 320,773 captive commercial customers.

The rural segment consumed 965 GWh, growing by 4.7%, due to the higher agricultural output in the State of Paraná. This segment represented 8.7% of Copel’s captive market consumption at the end of the period, with the Company supplying power to 359,548 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,052 GWh, up 2.8% in the period. These segments represented 9.5% of Copel’s captive market consumption. At the end of period, Copel supplied power to 50,389 customers in these segments.

The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Jun/11	Jun/10%		1H11	1H10%
Residencial	3,008,656	2,893,098	4.0	3,103	2,964	4.7
Industrial	73,573	67,777	8.6	3,558	3,497	1.7
Commercial	320,773	301,009	6.6	2,408	2,255	6.8
Rural	359,548	360,482	(0.3)	965	921	4.7
Other	50,389	48,896	3.1	1,052	1,023	2.8
Captive Market	3,812,939	3,671,262	3.9	11,086	10,661	4.0

Grid Market (TUSD) - Copel Distribuição

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 3.7%, as the following table:

	Number of customers/Agreements			Energy sold (GWh)
	Jun/11	Jun/10%		1H11	1H10%
Captive Market	3,812,939	3,671,262	3.9	11,086	10,661	4.0
Concessionaries and licensees	4	4	-	298	279	6.7
Free Customers	30	25	20.0	1,586	1,562	1.5
Grid Market	3,812,973	3,671,291	3.9	12,970	12,502	3.7
* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Jun/11	Jun/10%		1H11	1H10%
Copel DIS
Captive Market	3,812,939	3,671,262	3.9	11,086	10,661	4.0
Concessionaries and licensees	4	4	-	298	279	6.7
CCEE (MCP) *	-	-	-	59	-	-
Total Copel DIS	3,812,943	3,671,266	3.9	11,443	10,940	4.6
Copel GET
CCEAR (Copel DIS)	1	1	-	657	609	7.8
CCEAR (other concessionaries)	36	35	2.9	6,972	6,584	5.9
Free Customers	8	10	(20.0)	449	486	(7.7)
Bilateral agreements	2	2	-	529	790	(33.0)
Total Copel GET	47	48	(2.1)	8,607	8,469	1.6
Total Copel Consolidated	3,812,990	3,671,314	3.9	20,050	19,409	3.3
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
* Net amount				Curitiba, July 20, 2011.

Sincerely,

Ricardo Portugal Alves

CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.